

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 2, 2016

Nathaniel August
The Mangrove Partners Master Fund, Ltd.
c/o Maples Corporate Services, Ltd.
PO Box 309, Ugland House, South Church Street
George Town, Grand Cayman,
Cayman Islands KY1-1104

**Re:     RPX Corporation**
**        Preliminary Proxy Statement on Schedule 14A**
**        Filed April 22, 2016 by The Mangrove Partners Master Fund, Ltd et al.**
**        File No. 001-35146**

Dear Mr. August:

        We have reviewed the above-captioned filing, and have the following comments.  Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

        Please respond to this letter by amending the Schedule 14A or by providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

General

1.      Certain information in your filing, such as the record date, and other information required under Schedule 14A has been omitted from the proxy statement due in part or in whole to the presumed unavailability of the information.  To the extent that the participants do not intend to wait for the registrant to provide this and any other required information before the mailing of their proxy statement, please confirm that the participants will file a supplement to their proxy statement under the EDGAR header tag DEFR14A if and when such information becomes available.  We believe the participants may not rely upon Rule 14a-5(c) before RPX Corporation distributes the information to security holders.

Cover Letter to Stockholders, page 2

2.      You state you are concerned that the Company's stock price "will continue to lag its peers."  Consider identifying here or elsewhere in your document which companies you consider to be the Company's peers and consider illustrating how their historical stock

price differs from that of the Company, as you do on page 11 where you compare the performance of the Russell 2000 Index to the Company's stock price.

3.      Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, this placeholder appears at the bottom of the cover letter to stockholders rather than in the preliminary proxy statement itself as defined at Rule 14a-101.  Please revise or advise.

Background to the Solicitation, page 10

4.      In your letter to stockholders on page 2, you state that you have expressed your concerns to, and offered to work with, management but to date they have only offered justifications for their current positions.   We also note that on page 10 you reference certain in-person and telephonic meetings with members of the Company's management and board.  To provide reasonable support for your characterizations of your interactions with the Company, consider briefly describing the Company's proposals or stated positions during the referenced meetings.

Reasons for the Solicitation

Poor Capital Allocation and Poor Use of Available Cash, page 11

5.      You reference the price paid by the Company for Investus as a multiple of its Adjusted Pro-forma EBITDA.  Revise your disclosure to specifically describe the items excluded from this calculation of EBITDA.

6.      You indicate it is your belief that Inventus had negligible organic revenue growth in 2015 after stripping out the effect of acquisitions.  Tell us the basis for this belief.  Consider providing, for example, the financial calculations used to arrive at this conclusion.

7.      You state that "[i]nstead of returning cash to stockholders, the Company has hoarded cash and made expensive acquisitions."  Please revise this statement to reframe it as a statement of belief rather than a factual assertion.

Wasteful and Excessive Spending on Questionable Growth Projects …, page 12

8.      We note your disclosure stating that you "also estimate that there is the equivalent of another 20 full-time employees dedicated to other speculative projects such as creating a B2B marketplace or clearinghouse for patents."  Clarify whether this estimate was based on your discussions with management.

9.      You state that "[b]ased on [y]our estimates for employee compensation, which includes share-based compensation, [you] estimate that the average Company employee earned approximately $400,000 in 2015."  With a view to expanding your disclosure, tell us how you calculated the average employee compensation amount.

Proposal No. 1

Election of Directors, page 13

10.     You state on page 14 that under specified circumstances the participants are reserving the right to nominate substitute persons.  Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that:  (1) identifies the substitute and/or additional nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Form of Proxy

11.     Notwithstanding the legend appearing on page 7 disclosing that the participants are unaware of any other matters to be introduced at the annual meeting, we noticed the disclosure that indicates that "the proxies are authorized to vote upon such other matters as may properly come before the annual meeting" in their discretion.  Please remove the implication that the proxy holders have been authorized to vote on any and all matters by further qualifying the scope of such discretionary authority granted by providing disclosure of the applicable standard under Rule 14a-4(c)(3).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules has been included.  Since the participants possess the facts relating to its disclosures, they are responsible for the accuracy and adequacy of the disclosures.

        In responding to our comments, please provide a written statement from each of the participants acknowledging that:

•       the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc**:**    Christopher P. Davis, Esq.
        Kleinberg, Kaplan, Wolff & Cohen, P.C